[redacted]

04015718

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 52590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Partnervest Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2020 Alameda Padre Serra, Suite 135
(No. and Street)

Santa Barbara	**CA**	**93103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. Hyman **(805) 966-1266**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGowan Guntermann
(Name – *if individual, state last, first, middle name*)

509 E. Montecito Street	**Santa Barbara**	**CA**	**93103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R. Hyman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partnervest Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTEN MELISSA TABKE
COMM. # 1383983
NOTARY PUBLIC-CALIFORNIA
SANTA BARBARA COUNTY
COMM. EXP. NOV. 9, 2006

Notary Public

Signature

President and CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNERVEST SECURITIES, INC.

FINANCIAL STATEMENTS
December 31, 2003

INDEPENDENT AUDITOR'S REPORT TO THE
SECURITIES AND EXCHANGE COMMISSION

PARTNERVEST SECURITIES, INC.

December 31, 2003

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Supplemental Statements	9
Supplemental Report of Independent Auditors	
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption for SEC Rule 15c3-3	10 - 11

McGowan Guntermann
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

509 E. Montecito Street 2nd Floor, Santa Barbara, CA 93103, (805) 962-9175, Fax (805) 962-8925
www.mcgowan.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Partnervest Securities, Inc.

We have audited the accompanying statement of financial condition of Partnervest Securities, Inc., (the Company) a wholly-owned subsidiary of Partnervest Financial Group LLC, as of December 31, 2003 and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partnervest Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGowan Guntermann

February 20, 2004

PARTNERVEST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$ 120,807
Deposits with clearing organizations	25,000
Employee advances and other receivables	6,720
Prepaid expenses	24,992
TOTAL ASSETS	$ 177,519

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to representatives	$ 23,044
Deferred income taxes	2,000
Other accrued liabilities	8,700
Total Liabilities	33,744
Stockholder's Equity	
Common stock, $0.0001 par value, 1,000 shares authorized, issued, and outstanding at December 31, 2003	-
Additional paid-in-capital	104,205
Retained earnings	39,570
Total Stockholder's Equity	143,775
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 177,519

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2003

REVENUE	
Commission income	$ 861,027
Advisory income	95,630
Other income	10,014
Interest	2,728
Total Revenue	969,399
EXPENSES	
Representative commissions	686,039
Fees and renewals	27,106
Insurance	36,627
Broker charges	23,135
Advisor fees	88,419
Professional	10,000
Allocated overhead	38,707
Other	8,366
Total Expenses	918,399
Income before Taxes	51,000
Provision for Income Taxes	12,348
Net Income	$ 38,652

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2003

	Common Stock		Additional		Total
	Shares	Amount	Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance at December 31, 2002	1,000	$ -	$ 104,205	$ 918	$ 105,123
Net income	-	-	-	38,652	38,652
Balance at December 31, 2003	1,000	$ -	$ 104,205	$ 39,570	$ 143,775

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	38,652
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in:		
Advances and other receivables		(6,720)
Prepaid expenses		(18,851)
Accrued liabilities		31,088
NET CASH PROVIDED BY OPERATING ACTIVITIES		44,169
CASH - Beginning of year		76,638
End of year	$	120,807
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$	39
Cash paid for income taxes	$	1,600

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

	Accounts From			
	Audited Financial Statements	Unaudited Focus Part II	Difference* Increase (Decrease)	
Total Stockholder's Equity	$ 143,775	$ 142,590	$ 1,185	(1) (2)
Deductions and/or Charges				
Non-allowable assets:				
Prepaid expenses	24,992	13,109	11,883	(1)
Net Capital Before Haircuts	118,783	129,481	(10,698)	
Haircuts on Securities	-	-	-	
Net Capital	$ 118,783	$ 129,481	$ (10,698)	
Aggregate indebtedness:				
Items included in the statement of financial condition:				
Payable to representatives	$ 23,044	$ 23,044	$ -	
Other accrued liabilities	10,700	-	10,700	(2)
Total aggregate indebtedness	$ 33,744	$ 23,044	$ 10,700	
Computation of basic net capital requirement:				
Net Capital	$ 118,783	$ 129,481	$ (10,698)	
Minimum net capital required (12.5% of aggregate indebtedness or $5,000 whichever is greater)	(5,000)	(5,000)	-	
Excess net Capital	$ 113,783	$ 124,481	$ (10,698)	
Ratio: aggregate indebtedness to net capital	28.41%	17.80%	10.61%	

Differences resulted primarily from the following audit adjustments for the year ended December 31, 2003

Adjustments to correct net income and stockholders' equity

(1) To reclassify 2004 insurance charges to prepaid expenses	$ 11,883
(2) To record current and deferred corporate income taxes	$ 10,700

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

A. Organization and Related Party Transactions

Partnervest Securities, Inc. (the Company), was incorporated in the State of Delaware on November 9, 1999. The Company is a wholly-owned subsidiary of Partnervest Financial Group, LLC (PVFG). The purpose of the Company is to perform broker-dealer services for independent financial professionals, financial institutions and investors. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. It does not hold customer funds nor safekeep customer securities. The Company's main office is in Santa Barbara, California, with eight branches primarily in California and Florida. Additionally the Company has various satellite offices.

The Company has an expense agreement with PVFG, the parent company of Partnervest Securities, Inc. The agreement calls for PVFG to provide certain administrative goods, services, and overhead to the Company, which began being reimbursed during 2003. During 2003 the Company reimbursed PVFG $38,128 of $42,056 in expenses, leaving $3,928 accrued at year end. Additionally the Company paid Partnervest Advisory Services, a related company through common ownership, $42,028 for advisory services performed and billed to its customers.

B. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

C. Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

D. Income Taxes

The Company is a C corporation and files income tax returns for federal and state income tax purposes. Income tax assets, liabilities, expense and deferred taxes are computed under the liability method described in Financial Accounting Standards Board Standard 109 (FASB 109).

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. For tax purposes the company files its tax return on the cash basis of accounting.

PARTNERVEST SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

D. Income Taxes

Income tax expense consists of the following:

Current:	
Federal	$ 6,548
California	3,800
Deferred	2,000
Total Income Tax Expense	$ 12,348

E. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule) which requires the maintenance of minimum net capital equal to the greater of $5,000 or 12.5% of aggregate indebtedness, both as defined by the Rule. At December 31, 2003, the Company had net capital of $118,783, which was $113,783 in excess of its required net capital of $5,000.

F. Cash and Cash Equivalents - Concentration of Credit

Uninsured cash balances at December 31, 2003 were $22,850.

G. Concentration of Securities Services

The Company has a clearing agreement with one securities corporation to handle all of their security transactions.

PARTNERVEST SECURITIES, INC.

SUPPLEMENTAL STATEMENTS
December 31, 2003

STATEMENTS REGARDING RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

SCHEDULE OF RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OR EXCLUSION THEREFROM

None required. The registrant is excluded from this requirement.

SUPPLEMENTARY INFORMATION

McGowan Guntermann
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
500 E. Montecito Street 2nd Floor, Santa Barbara, CA 931[illegible], (805) 962-9175, Fax (805) 962-[illegible]
www.mcgowan.com

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer Claiming
an Exemption from SEC Rule 15c3-3

To the Stockholder of
Partnervest Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Partnervest Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholder of
Partnervest Securities, Inc.
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGowan Guntermann

February 20, 2004